SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                    FORM 12b-25

                                                  Commission File Number 0-32315
                                                                         -------

                           NOTIFICATION OF LATE FILING

    (Check One): [X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form 10-N-SAR

For Period Ended:      December 31, 2000
                       -----------------

[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:                                       .
                                  -------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:    Planet Zanett, Inc.
                            ----------------------------------------------------

Former Name If Applicable:     BAB Holdings, Inc.
                               -------------------------------------------------

Address of Principal Executive Office (Street and Number):

                               135 East 57th Street, 15th Floor
                               ------------------------------------------------

City, State and Zip Code:    New York, NY 10022
                           -----------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ X ]    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ X ]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date and

[ X ]    (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The fiscal year of Planet Zanett, Inc. (the "Company") ended on December 31, 2000. Accordingly, the Company's Annual Report on Form 10-KSB is required to be filed by March 31, 2001.

     On March 8, 2001, the board of directors of the Company (i) together with the principals of McEnerney, Brady & Company LLC ("MBC"), the principal accountant previously engaged to audit the Company's financial statements, mutually agreed that MBC would voluntarily withdraw from the engagement as of that date and (ii) approved the engagement of BDO Seidman, LLP as the principal accountant to audit the Company's financial statements. Due to the timing of the Company's engagement of BDO Seidman, LLP, the Company is still in the process of transitioning its financial statement audit to its new independent accountants. Accordingly, additional time is necessary for the newly engaged accountants to audit the Company's financial statements and complete the Company's Annual Report on Form 10-KSB. Attached as Exhibit 1 hereto is a copy of BDO Seidman LLP's statement.

     The foregoing reasons causing the Company's inability to timely file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 could not be eliminated without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

David McCarthy                                      212           980-4600
--------------------------------------------------------------------------------
(Name)                                          (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [ X ] Yes         [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [   ] Yes         [ X ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              PLANET ZANETT, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        March 30, 2001             By: /s/ David McCarthy
       ------------------------             ------------------------------------
                                        David McCarthy
                                         Chief Executive Officer


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

                                    EXHIBIT 1


March 30, 2001



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Planet Zanett, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 2000 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2000 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because of the timing of when we were engaged as Auditors and, as a result, have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.

Very truly yours,



BDO Seidman, LLP


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